Exhibit 99.3

Ur-Energy Inc.

(an Exploration Stage Company)

Headquartered in Littleton, Colorado

Consolidated Financial Statements

December 31, 2012

(expressed in Canadian dollars)

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision of and the participation of the Chief Executive Officer and Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Sarbanes-Oxley Act of 2002.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2012.

PricewaterhouseCoopers LLP, our auditor, has audited the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in their report which appears herein.

/s/ Wayne W. Heili	/s/ Roger Smith
Wayne W. Heili	Roger Smith
Chief Executive Officer	Chief Financial Officer

February 27, 2013

Independent Auditor’s Report

To the Shareholders of Ur-Energy Inc.

We have completed integrated audits of the 2012 and 2011 consolidated financial statements of
Ur-Energy Inc. (the “Company”) and an audit of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2012. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Ur-Energy Inc., which comprise:

•	The consolidated balance sheets as at December 31, 2012 and December 31, 2011;
•	The consolidated statements of shareholders’ equity for the period from March 22, 2004 to December 31, 2004 and for each of the years in the period from December 31, 2004 to December 31, 2012;
•	The consolidated statements of operations and comprehensive loss and cash flow for each of the years in the three year period ended December 31, 2012, and the cumulative period from March 22, 2004 to December 31, 2012; and
•	The related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Ur-Energy Inc. as at December 31, 2012 and December 31, 2011 and the Company’s financial performance and its cash flows for each of the three years ended December 31, 2012 and the cumulative period from March 22 2004 to December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Report on internal control over financial reporting

We have also audited the effectiveness of the Company’s internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management’s report on internal controls over financial reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Ur-Energy Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, Canada

February 27, 2013

Ur-Energy Inc.

(an Exploration Stage Company)

Consolidated Balance Sheets

(expressed in Canadian dollars)

	December 31, 2012	December 31, 2011
	$	$
Assets
Current assets
Cash and cash equivalents (note 4)	11,500,275	16,169,479
Short-term investments (note 4)	6,440,379	6,927,523
Marketable securities	4,125	13,125
Amounts receivable	16,489	16,018
Restricted cash (note 5)	-	801,836
Prepaid expenses	192,317	107,481
	18,153,585	24,035,462

Restricted cash (note 5)	2,047,816	3,518,347
Mineral properties (note 6)	33,397,645	32,107,341
Capital assets (note 7)	16,193,033	3,534,309
Equity investment (note 8)	2,623,553	2,654,673
Deposits (note 9)	1,326,208	-
	55,588,255	41,814,670
	73,741,840	65,850,132

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities (note 10)	2,480,741	1,045,236
Current portion of notes payable (note 11)	113,454	-
	2,594,195	1,045,236

Notes payable (note 11)	210,503	-
Reclamation obligation (note 12)	75,764	561,964
Asset retirement obligation (note 12)	954,033	-
	3,834,495	1,607,200

Measurement uncertainty (note 8)
Commitments (note 17)
Contingency (note 18)

Shareholders' equity (note 13)
Share Capital
Class A preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	-	-
Common shares, without par value, unlimited shares authorized. Shares issued and outstanding: 121,134,276 at December 31, 2012 and 103,675,444 at December 31, 2011	177,138,617	160,432,843
Warrants	61,946	44,271
Contributed surplus	15,095,940	13,091,172
Deficit	(122,389,158)	(109,325,354)
	69,907,345	64,242,932
	73,741,840	65,850,132

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors
(signed) /s/ Jeffrey T. Klenda, Director	(signed) /s/ Thomas Parker, Director

Ur-Energy Inc.

(an Exploration Stage Company)

Consolidated Statements of Operations and Comprehensive Loss

(expressed in Canadian dollars except for share data)

	Year	Year	Year	March 22, 2004
	Ended	Ended	Ended	Through
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2010	2012
	$	$	$	$

Expenses
Exploration and evaluation	3,285,447	5,068,100	4,716,218	57,796,545
Development	4,489,492	3,726,622	5,258,072	29,260,025
General and administrative	6,106,944	7,498,960	4,883,212	45,842,645
Write-off of mineral properties	-	-	381,252	803,336

	(13,881,883)	(16,293,682)	(15,238,754)	(133,702,551)

Interest income	308,147	240,596	351,995	9,886,248
Loss on equity investment (note 8)	(64,086)	(310,941)	(29,432)	(422,314)
Foreign exchange gain (loss)	(383,436)	183,927	(1,558,108)	304,511
Other income (loss) (note 6)	957,454	(76,776)	56,211	1,840,488

Loss before income taxes	(13,063,804)	(16,256,876)	(16,418,088)	(122,093,618)

Recovery of future income taxes	-	-	-	(295,540)

Net loss and comprehensive loss for the period	(13,063,804)	(16,256,876)	(16,418,088)	(122,389,158)

Loss per common share:
Basic and diluted	(0.11)	(0.16)	(0.17)

Weighted average number of common shares outstanding:
Basic and diluted	118,521,509	103,467,475	97,341,702

The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.

(an Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity

(expressed in Canadian dollars except for share data)

	Capital Stock			Contributed		Shareholders'
	Shares	Amount	Warrants	Surplus	Deficit	Equity
	#	$	$	$	$	$

Inception balance, March 22, 2004	-	-	-	--	-	-

Common shares and warrants issued for cash, net of issue costs	18,844,500	4,377,324	1,242,323	-	-	5,619,647
Common shares and warrants issued as finders' fees	305,000	30,500	5,535	-	-	36,035
Common shares and warrants issued for cash, net of issue costs	4,350,000	1,522,500	75,000	-	-	1,597,500
Common shares issued for services	144,444	45,486	-	-	-	45,486
Non-cash stock compensation	-	-	-	243,075	-	243,075
Net loss for the period	-	-	-	-	(2,818,703)	(2,818,703)

Balance, December 31, 2004	23,643,944	5,975,810	1,322,858	243,075	(2,818,703)	4,723,040

Common shares and warrants issued for cash, net of issue costs	14,705,208	11,939,277	1,685,658	-	-	13,624,935
Exercise of warrants	6,609,150	4,595,478	(706,497)	-	-	3,888,981
Exercise of compensation options	1,040,263	606,795	129,683	-	-	736,478
Common shares issued for properties	75,000	75,500	-	-	-	75,500
Common shares issued for data acquired	22,000	13,640	-	-	-	13,640
Common shares issued for services	1,108,475	425,325	-	-	-	425,325
Non-cash stock compensation	-	-	-	850,011	-	850,011
Net loss for the period	-	-	-	-	(5,255,546)	(5,255,546)

Balance, December 31, 2005	47,204,040	23,631,825	2,431,702	1,093,086	(8,074,249)	19,082,364

Common shares and warrants issued for cash, net of issue costs	9,204,727	20,730,039	-	-	-	20,730,039
Exercise of warrants	13,483,134	13,701,383	(2,386,098)	4,350	-	11,319,635
Exercise of compensation options	1,337,904	1,975,223	-	(694,436)	-	1,280,787
Exercise of stock options	106,500	206,152	-	(72,822)	-	133,330
Common shares issued for properties	360,000	990,000	-	-	-	990,000
Common shares issued for services	1,778,747	1,303,824	-		-	1,303,824
Non-cash stock compensation	-	-	-	2,348,163	-	2,348,163
Net loss for the period	-	-	-	-	(12,610,571)	(12,610,571)

Balance, December 31, 2006	73,475,052	62,538,446	45,604	2,678,341	(20,684,820)	44,577,571

Common shares issued for cash, net of issue costs	17,431,000	77,503,307	-	-	-	77,503,307
Exercise of warrants	156,209	229,154	(45,604)	(72,341)	-	111,209
Exercise of compensation options	110,346	212,139	-	-	-	212,139
Exercise of stock options	774,000	1,553,528	-	(542,327)	-	1,011,201
Common shares issued for properties	225,000	712,500	-	-	-	712,500
Non-cash stock compensation	-	-	-	6,138,922	-	6,138,922
Net loss and comprehensive loss	-	-	-	-	(18,933,667)	(18,933,667)

Balance, December 31, 2007	92,171,607	142,749,074	-	8,202,595	(39,618,487)	111,333,182

Ur-Energy Inc.

(an Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity

(expressed in Canadian dollars except for share data)

	Capital Stock			Contributed		Shareholders'
	Shares	Amount	Warrants	Surplus	Deficit	Equity
	#	$	$	$	$	$

Balance, December 31, 2007	92,171,607	142,749,074	-	8,202,595	(39,618,487)	111,333,182

Common shares issued for cash, net of issue costs	1,000,000	1,804,686	-	-	-	1,804,686
Exercise of stock options	72,000	138,240	-	(48,240)	-	90,000
Non-cash stock compensation	-	-	-	4,567,204	-	4,567,204
Net loss and comprehensive loss	-	-	-	-	(17,853,585)	(17,853,585)

Balance, December 31, 2008	93,243,607	144,692,000	-	12,721,559	(57,472,072)	99,941,487

Common shares issued for properties	695,000	452,250	-	-	-	452,250
Exercise of stock options	1,961	2,127	-	(734)	-	1,393
Non-cash stock compensation	-	-	-	950,874	-	950,874
Net loss and comprehensive loss	-	-	-	-	(19,178,318)	(19,178,318)

Balance, December 31, 2009	93,940,568	145,146,377	-	13,671,699	(76,650,390)	82,167,686

Exercise of stock options	3,057,444	5,400,941	-	(1,881,685)	-	3,519,256
Common shares issued for cash, net of issue costs	5,000,000	4,700,151	-	-	-	4,700,151
Issuance of warrants	-	-	44,271	-	-	44,271
Non-cash stock compensation	-	-	-	658,491	-	658,491
Net loss and comprehensive loss	-	-	-	-	(16,418,088)	(16,418,088)

Balance, December 31, 2010	101,998,012	155,247,469	44,271	12,448,505	(93,068,478)	74,671,767

Exercise of stock options	1,677,432	5,165,374	-	(1,808,067)	-	3,357,307
Adjustment to share issue costs	-	20,000	-	-	-	20,000
Non-cash stock compensation	-	-	-	2,450,734	-	2,450,734
Net loss and comprehensive loss	-	-	-	-	(16,256,876)	(16,256,876)

Balance, December 31, 2011	103,675,444	160,432,843	44,271	13,091,172	(109,325,354)	64,242,932

Exercise of stock options	88,473	115,801	-	(40,288)	-	75,513
Common shares issued for cash, net of issue costs	17,250,000	16,244,543	-	-	-	16,244,543
Redemption of vested RSUs	120,359	345,430	-	(364,299)	-	(18,869)
Issuance of warrants	-	-	17,675	-	-	17,675
Non-cash stock compensation	-	-	-	2,409,355	-	2,409,355
Net loss and comprehensive loss	-	-	-	-	(13,063,804)	(13,063,804)

Balance, December 31, 2012	121,134,276	177,138,617	61,946	15,095,940	(122,389,158)	69,907,345

The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.

(an Exploration Stage Company)

Consolidated Statements of Cash Flow

(expressed in Canadian dollars)

	Year	Year	Year	March 22, 2004
	Ended	Ended	Ended	Through
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2010	2012
	$	$	$	$
Cash provided by (used in)
Operating activities
Net loss for the period	(13,063,804)	(16,256,876)	(16,418,088)	(122,389,158)
Items not affecting cash:
Stock based compensation	2,427,031	2,450,734	702,762	21,293,598
Depreciation of capital assets	514,333	475,595	526,041	2,668,584
Provision for reclamation	(96,616)	44,932	26,578	493,016
Write-off of mineral properties	-	-	381,252	803,336
Loss on equity investment	58,467	310,941	-	369,408
Foreign exchange loss (gain)	378,839	(183,927)	1,554,906	(312,241)
Gain on sale of assets	(970,068)	3,997	7,915	(2,037,152)
Non-cash exploration costs	-	-	-	2,726,280
Other loss (income)	9,000	80,250	(64,125)	26,873
Change in non-cash working capital items:
Amounts receivable	(496)	3,509	(255)	(5,577)
Prepaid expenses	(88,499)	(5,893)	(2,902)	(204,959)
Accounts payable and accrued liabilities	8,671	132,090	(189,803)	828,910
	(10,823,142)	(12,944,648)	(13,475,719)	(95,739,082)

Investing activities
Mineral property costs	(319,984)	(155,855)	(755,329)	(14,205,897)
Purchase of short-term investments	(10,257,281)	(6,896,348)	(18,930,806)	(200,971,371)
Sale of short-term investments	10,647,830	5,131,139	24,609,301	195,981,430
Decrease (increase) in restricted cash	2,216,885	(441,959)	(1,103,629)	(2,319,815)
Deposit for Pathfinder acquisition	(1,333,021)	-	-	(1,333,021)
Funding of equity investment	(27,347)	(29,155)	-	(56,502)
Payments from venture partner	-	-	-	146,806
Proceeds from sale of property and equipment	100	149	17,769	1,127,318
Purchase of capital assets	(10,804,603)	(761,587)	(1,022,231)	(16,464,494)
	(9,877,421)	(3,153,616)	2,815,075	(38,095,546)

Financing activities
Issuance of common shares and warrants for cash	17,250,000	-	5,000,000	144,306,538
Share issue costs	(1,005,458)	-	(279,849)	(3,854,332)
Proceeds from exercise of warrants and stock options	75,513	3,357,307	3,519,256	25,521,400
RSUs redeemed for cash	(18,868)	-	-	(18,868)
Payment of long-term obligations	(27,467)	-	-	(17,592,592)
	16,273,720	3,357,307	8,239,407	148,362,146

Effects of foreign exchange rate changes on cash	(242,361)	191,621	(1,317,271)	(3,027,243)

Net change in cash and cash equivalents	(4,669,204)	(12,549,336)	(3,738,508)	11,500,275
Beginning cash and cash equivalents	16,169,479	28,718,815	32,457,323	-
Ending cash and cash equivalents	11,500,275	16,169,479	28,718,815	11,500,275
Total interest paid	3,619	-	-	3,619
Non-cash financing and investing activities:
Common shares issued for properties	-	-	-	2,230,250
Mineral property acquired in asset exchange	970,320	-	-	970,320

The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

December 31, 2012

(expressed in Canadian dollars)

1.	Nature of operations

Ur-Energy Inc. (the "Company") is an exploration stage junior mining company headquartered in Littleton, Colorado engaged in the identification, acquisition, exploration, evaluation and development of uranium mineral properties located primarily in the United States with additional exploration interests in Canada. Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek property, and the definition of “mineral reserves” under National Instrument 43-101 (“NI 43-101”), which uses the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards, the Company has not determined whether the properties contain mineral reserves. However, the Company’s April 30, 2012 NI 43-101 Technical Report on Lost Creek, “Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming,” outlines the potential economic viability of the Lost Creek Property. The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

2.	Liquidity Risk and Continuing Operation

The Company has financed its operations from its inception primarily through the issuance of equity securities and has no source of cash flow from operations. The Company does not expect to generate any cash resources from operations until it is successful in commencing production from its properties. Construction and development of the Lost Creek Project was commenced in October 2012 after receiving the Record of Decision from the United States Department of the Interior Bureau of Land Management (“BLM”). Initial production is anticipated in the second half of 2013. Additional funding will be required in order to achieve production at Lost Creek and complete the acquisition of the Pathfinder Mines Corporation (“Pathfinder”)(note 9). As a result, the Company is currently in discussions with several financial sources to secure debt financing. The Company is most actively pursuing funding through the State of Wyoming’s Industrial Development Bond financing program, while continuing its evaluation of additional opportunities.

Should the necessary financing not be available to the Company on a timely basis, it may be necessary to defer certain discretionary expenditures to preserve working capital. The delay in funding may also impact the Company’s ability to complete the Pathfinder acquisition.

3.	Summary of Significant Accounting Policies

Basis of presentation

Ur-Energy Inc. was incorporated on March 22, 2004 under the laws of the Province of Ontario. The Company continued under the Canada Business Corporations Act on August 8, 2006. These financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“US GAAP”) and include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc., NFU Wyoming, LLC, Lost Creek ISR, LLC, NFUR Bootheel, LLC, Hauber Project LLC and NFUR Hauber, LLC. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company.”

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates management makes in the preparation of these financial statements relate to potential impairment in the carrying value of the Company’s mineral properties and equity investments, fair value of stock based compensation and recoverability of future income taxes. Actual results could differ from those estimates.

Cash and cash equivalents

Cash equivalents are investments in guaranteed investment certificates, certificates of deposit and money market accounts which have a term to maturity at the time of purchase of ninety days or less and which are readily convertible into cash.

Short-term investments

Short-term investments are composed of guaranteed investment certificates and certificates of deposit which have a term to maturity at the time of purchase in excess of ninety days and less than one year. These investments are readily convertible into cash.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

December 31, 2012

(expressed in Canadian dollars)

Restricted cash

Cash which is restricted contractually or which secures various instruments including surety bonds and letters of credit securing reclamation obligations is shown as restricted cash. It is reflected as a current or non-current asset based upon when it is anticipated to be released.

Mineral properties

Acquisition costs of mineral properties are capitalized. When production is attained, these costs will be amortized over the estimated productive life of the property. If properties are abandoned or sold, they are written off. If properties are considered to be impaired in value, the costs of the properties are written down to their estimated fair value at that time.

Exploration, evaluation and development costs

Exploration and evaluation expenses consist of labor and associated costs of the exploration geology department as well as land holding and exploration costs including drilling and analysis on properties which have not reached the permitting or operations stage. Development expense relates to the Company’s Lost Creek and LC East projects which are more advanced in terms of permitting and development. Exploration, evaluation and development expenditures, including annual exploration lease and maintenance fees, are charged to earnings as incurred.

Management considers that a mineral property is commercially mineable when it can be legally mined, as indicated by the receipt of key permits. Certain development expenditures incurred subsequent to the receipt of key permits are capitalized and amortized based on the expected life of the mineral property.

Construction in progress

Construction in progress consists of costs associated with the construction of the Lost Creek facility. It includes design, engineering, site preparation, wellfield costs, plant construction and related asset retirement obligation assets. The costs will not be depreciated until the facility is completed and production has begun at which time it will be depreciated over the estimated life of the facility.

Capital assets

Capital assets are initially recorded at cost and are then depreciated using a declining balance method.

Equity investments

Investments in which the Company has a significant influence are accounted for using the equity method, whereby the Company records its proportionate share of the investee’s income or loss.

Impairment of long-lived assets

The Company assesses the possibility of impairment in the net carrying value of its long-lived assets when events or circumstances indicate that the carrying amounts of the asset or asset group may not be recoverable. When potential impairment is indicated, management calculates the estimated undiscounted future net cash flows relating to the asset or asset group using estimated future prices, recoverable resources, and operating, capital and reclamation costs. When the carrying value of an asset exceeds the related undiscounted cash flows, the asset is written down to its estimated fair value, which is determined using discounted future cash flows or other measures of fair value. Management’s estimates of mineral prices, mineral resources, foreign exchange, production levels and operating capital and reclamation costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset. It is possible that material changes could occur that may adversely affect management’s estimates.

Asset retirement obligation

Various federal and state mining laws and regulations require the Company to reclaim the surface areas and restore underground water quality for its mine projects to the pre-existing mine area and average water quality after the completion of mining. The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs an obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. Asset retirement obligations consist of estimated final well closures, plant closure and removal and associated ground reclamation costs to be incurred by the Company in the future. The estimated fair value of the asset retirement obligation is based on the current cost escalated at an inflation rate and discounted at a credit adjusted risk-free rate. This liability is capitalized as part of the cost of the related asset and amortized over its useful life. The liability accretes until the Company settles the obligation.

For exploration and development properties, future reclamation and remediation costs are accrued based on management's best estimate at the end of each period of the costs expected to be incurred at each project. Such estimates are determined by the Company's engineering studies calculating the cost of future surface and groundwater activities. These liabilities are not capitalized as they relate to non-producing properties, nor is a discount applied as it is anticipated that these expenses will be incurred in the immediate future as a part of the drilling permit requirements.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

December 31, 2012

(expressed in Canadian dollars)

Stock-based compensation

All stock-based compensation payments made to employees, directors and consultants are accounted for in the financial statements. Stock-based compensation cost is measured at the grant date based on the fair value of the reward and is recognized over the related service period. Stock-based compensation cost is charged to construction, exploration and evaluation, development, and general and administrative expense on the same basis as other compensation costs.

Foreign currency translation

The functional currency of the Company is currently considered to be the Canadian dollar. Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the average rates of exchange in effect for the accounting period the assets were acquired or obligations incurred. Expenses are translated at the average exchange rates in effect for the accounting period the transaction is entered into. Translation gains or losses are included in the determination of income or loss in the statement of operations in the period in which they arise.

Income taxes

The Company accounts for income taxes under the asset and liability method which requires the recognition of future income tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. The Company provides a valuation allowance on net future tax assets unless it is more likely than not that such assets will be realized.

Loss per common share

Basic loss per common share is calculated based upon the weighted average number of common shares outstanding during the period. The diluted loss per common share, which is calculated using the treasury stock method, is equal to the basic loss per common share due to the anti-dilutive effect of stock options, restricted share units and share purchase warrants outstanding.

Classification of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, amounts receivable, restricted cash, deposits, accounts payable and accrued liabilities and notes payable. The Company has made the following classifications for these financial instruments:

•	Marketable securities are classified as “held for trading” and are measured at fair value at the end of each period with any resulting gains and losses recognized in operations.
•	Cash and cash equivalents, short term investments, amounts receivable, restricted cash and deposits are recorded at amortized cost. Interest income is recorded using the effective interest rate method and is included in income for the period.
•	Accounts payable and accrued liabilities and notes payable are measured at amortized cost.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

December 31, 2012

(expressed in Canadian dollars)

4.	Cash and cash equivalents and short-term investments

The Company’s cash and cash equivalents consist of the following:

	As of	As of
	December 31, 2012	December 31, 2011
	$	$

Cash on deposit at banks	261,209	595,982
Money market funds	11,239,066	15,573,497

	11,500,275	16,169,479

The Company’s short-term investments consist of the following:

	As of	As of
	December 31, 2012	December 31, 2011
	$	$

Guaranteed investment certificates	6,430,161	4,925,267
Certificates of deposit	10,218	2,002,256

	6,440,379	6,927,523

Cash and cash equivalents and short-term investments bear interest at annual rates ranging from 0.25% to 1.40% and mature at various dates up to September 4, 2013. The instruments with initial maturity over ninety days have been classified as short-term investments.

5.	Restricted cash

The Company’s current restricted cash consists of the following:

	As of	As of
	December 31, 2012	December 31, 2011
	$	$

Guaranteed investment certificate (b)	-	287,500
Certificates of deposit	-	514,336

	-	801,836

The Company’s non-current restricted cash consists of the following:

	As of	As of
	December 31, 2012	December 31, 2011
	$	$

Money market account (a)	1,936,454	189,809
Certificates of deposit (a,b)	111,362	3,328,538

	2,047,816	3,518,347

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

December 31, 2012

(expressed in Canadian dollars)

(a)	The bonding requirements for reclamation obligations on various properties have been agreed to by the Wyoming Department of Environmental Quality and United States Department of the Interior. The restricted certificates of deposits and money market accounts are pledged as collateral against performance surety bonds, letters of credit and/or promissory notes underlying letters of credit which are used to secure potential costs of reclamation related to those properties. Surety bonds providing US$3,884,950 of coverage towards specific reclamation obligations are collateralized by US$1,942,475 of the restricted cash at December 31, 2012.

(b)	A guaranteed investment certificate and subsequently a certificate of deposit ($99,690) provide security for the Company’s credit cards.

6.	Mineral properties

The Company’s mineral properties consist of the following:

	USA		Canada	Total

	Lost Creek	Other US	Canadian
	Property	Properties	Properties
	$	$	$	$

Balance, December 31, 2010	14,190,954	17,246,977	523,667	31,961,598

Acquisition costs	3,132	142,611	-	145,743

Balance, December 31, 2011	14,194,086	17,389,588	523,667	32,107,341

Acquisition costs	292,384	27,600	-	319,984
Property acquired in asset exchange	970,320	-	-	970,320

Balance, December 31, 2012	15,456,790	17,417,188	523,667	33,397,645

United States

Lost Creek Property

The Company acquired certain Wyoming properties when Ur-Energy USA Inc. entered into the Membership Interest Purchase Agreement (“MIPA”) with New Frontiers Uranium, LLC in 2005.  Under the terms of the MIPA, the Company purchased 100% of NFU Wyoming, LLC.  Assets acquired in this transaction include the Lost Creek Project, other Wyoming properties and development databases.  NFU Wyoming was acquired for aggregate consideration of $24,515,832 (US$20,000,000) plus interest. Since 2005, the Company has increased its holdings adjacent to the initial Lost Creek acquisition through staking additional claims and additional property purchases and leases.

A royalty on future production of 1.67% is in place with respect to 20 mining claims at the Lost Creek Project. There is a royalty on the State of Wyoming section under lease at the project, as required by law; however, no production from the state lease is currently proposed.  Other royalties exist on certain mining claims on the LC South and EN Projects, and the State of Wyoming leases at the LC West and EN Projects. There are no royalties on the mining claims in the LC North, LC East or LC West Projects.

In February 2012, the Company acquired additional land and claims adjacent to Lost Creek through an asset exchange for a drilling database on an area not being evaluated by the Company. The estimated fair value of the data base was approximately $1 million and the gain is recognized in other income in the current year.

Other U.S. Properties

The Company holds other mineral properties in Wyoming as well as other exploration properties.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

December 31, 2012

(expressed in Canadian dollars)

During the year 2011, the Company entered into a number of lease agreements to acquire surface and mineral rights in Nebraska in anticipation of an exploration project in that area.

Canada

The Company's Canadian properties include Screech Lake and Gravel Hill, which are located in the Thelon Basin, Northwest Territories and Bugs, which is located in the Baker Lake Basin, Nunavut.

Impairment testing

As a part of their annual mineral property analysis, management reviewed all of its significant mineral properties for potential impairment as at December 31, 2012.

As at December 31, 2012, management did not identify impairment indicators for any of its mineral properties.

7.	Capital assets

The Company’s capital assets consist of the following:

	As of December 31, 2012			As of December 31, 2011
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
	$	$	$	$	$	$

Rolling stock	3,391,524	1,816,212	1,575,312	1,922,483	1,465,362	457,121
Machinery and equipment	418,143	338,594	79,549	296,233	265,578	30,655
Furniture, fixtures and leasehold improvements	81,516	54,929	26,587	74,992	45,880	29,112
Information technology	715,828	510,492	205,336	566,457	430,372	136,085
Construction in progress	14,306,249	-	14,306,249	2,881,336	-	2,881,336

	18,913,260	2,720,227	16,193,033	5,741,501	2,207,192	3,534,309

In October 2012, the Company received the Record of Decision from the Bureau of Land Management which was the final approval required to begin construction at the Lost Creek project. Construction began thereafter on the permitted wellfields, additional disposal wells and main plant site including grading, road construction, power lines and fencing. Construction in progress includes all the expenditures incurred prior to receiving the final approval related to plant design and engineering, off-site header house construction and payments on long lead time equipment as well as costs incurred.

8.	Equity investment

Following its earn-in to the Bootheel Project in 2009, Crosshair Energy Corporation (“Crosshair”) was required to fund 75% of the Project’s expenditures and the Company the remaining 25%. The Project has been accounted for using the equity accounting method with the Company’s proportionate share of the Project’s loss included in the Statement of Operations since the date of earn-in and the Company’s net investment is reflected on the Balance Sheet.

The Company elected to not participate financially in the exploration and operating expenses for the fiscal year ending March 31, 2012 as allowed for in the Project operating agreement. Under the terms of the agreement, the Company’s interest was reduced proportionately based on cumulative contributions by each of the parties to the Project. As of March 31, 2012, the Company’s ownership percentage was reduced to 19.115%. The equity accounting method has been continued because of the Company’s ability to directly influence the budget process and therefore the operations of the Project. The Company resumed participation financially for the year ending March 31, 2013.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

December 31, 2012

(expressed in Canadian dollars)

For the year-ended December 31, 2012, The Bootheel Project, LLC incurred US$267,212 amount of operating expenses and the Company recorded US$58,197 as its share of the equity loss.

Measurement uncertainties

In February 2013, the private mineral lease and use agreements for the Bootheel property of the Project expired.  To date, efforts to renegotiate an additional term have been unsuccessful. Certain portions of the minerals included in Technical Report issued by Crosshair, dated February 27, 2012, are located on those lands at the Bootheel property.  There remain land holdings at Bootheel and Buck Point properties comprising 274 federal lode mining claims and two State of Wyoming mineral leases.  The Company’s determination of impairment, if any, will be reflected in subsequent financial statements.

9.	Deposits

On July 24, 2012, the Company announced the execution of a Share Purchase Agreement (“SPA”) to acquire Pathfinder Mines Corporation (“Pathfinder”). The transaction calls for the purchase of all issued and outstanding shares of Pathfinder from its sole shareholder, COGEMA Resources, Inc., an AREVA Mining affiliate, for US$13,250,000. The initial payment of US$1,325,000 was made upon execution of the SPA and is included in deposits. It will be held in an AREVA interest bearing account which bears interest at the minimum of their current rate or the 1 year LIBOR rate plus one percent, pending the approval by the Nuclear Regulatory Commission (“NRC”) for the change of control of an NRC License for the Shirley Basin mine site owned by Pathfinder and the receipt of other required governmental approvals. Interest earned on the escrow payment will be credited to the Company against the Closing Purchase Price at the Closing. The deposit is refundable if the approval of the NRC is not received in a timely basis, if AREVA breeches the agreement or the transaction cannot be completed due to circumstances outside the control or responsibility of the Company. Should all closing conditions of the SPA be met but the Company elects not to proceed with the acquisition, the deposit will be forfeited.

10.	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

	As of	As of
	December 31, 2012	December 31, 2011
	$	$

Accounts payable	2,209,590	307,364
Vacation pay payable	214,084	143,074
Payroll and other taxes	57,067	50,871
Severance payable	-	543,927

	2,480,741	1,045,236

11.	Notes Payable

In September 2012, the Company purchased mobile construction equipment pursuant to financing arrangements whereby the equipment manufacturer provided payment terms of three years with no interest. As of December 31, 2012, the aggregate amount outstanding under these arrangements approximated $0.3 million, net of imputed interest at 4.25%, or an aggregate discount of approximately US$20,000. The underlying notes are collateralized by the equipment purchased.

Future scheduled principal payments under note agreements are as follows:

Year ended December 31,	Amount
$
2013	113,453
2014	118,371
2015	92,133

323,957

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

December 31, 2012

(expressed in Canadian dollars)

12.	Asset retirement obligation

At the end of each period, asset retirement obligations ("ARO") are equal to the present value of all estimated future costs required to remediate any environmental disturbances that exist as of the end of the period, using discount rates applicable at the time of initial recognition of each component of the liability. Included in this liability are the costs of closure, reclamation, demolition and stabilization of the mines, processing plants, infrastructure, aquifer restoration, waste dumps and ongoing post-closure environmental monitoring and maintenance costs. While the majority of these costs will be incurred near the end of the property's life, it is expected that certain on-going reclamation costs will be incurred prior to mine closure. These costs are recorded against the asset retirement obligation liability as incurred. At December 31, 2012, the total undiscounted amount of the estimated future cash needs was estimated to be $0.9 million. The discount rate used to value the ARO is 2%. The schedule of payments required to settle the December 31, 2012, ARO liability extends through 2026.

In addition, the Company has recorded a liability of $75,764 (December 31, 2011 – $561,964) which represents an estimate of costs that would be incurred to remediate the Company’s exploration and development properties. The retirement obligations recorded relate entirely to exploration and development drill holes, related monitor wells and site disturbance on the Company's U.S. properties. A portion of the accrual at December 31, 2011 related to the Lost Creek project which was in the development stage at that time.

The restricted cash as discussed in note 5 is related to surety bonds and letters of credit which provide security to the related governmental agencies on these obligations.

Changes in the Company's reclamation obligations were as follows:

	Year ended	Year ended
	December 31, 2012	December 31, 2011
	$	$

Reclamation obligation, beginning of year	561,964	503,101
Liabilities incurred	93,742	90,000
Obligations converted to ARO	(377,363)	-
Liabilities settled	(202,579)	(31,137)

Reclamation obligation, end of year	75,764	561,964

Changes in the Company's asset retirement obligations were as follows:

	Year ended	Year ended
	December 31, 2012	December 31, 2011
	$	$

Asset retirement obligations, beginning of year	-	-
Liabilities incurred	576,670	-
ARO transferred from reclamation obligations	377,363	-
Liabilities settled	-	-
Accretion expense	-	-

Asset retirement obligations, end of year	954,033	-

13.	Shareholders’ equity and capital stock

Issuances

On February 23, 2012, the Company completed a private placement of 17,250,000 common shares at $1.00 per share raising gross proceeds of $17,250,000. Total direct share issue costs, including the placement agents’ commission, were $1,005,457.

During the year ended December 31, 2012, 88,473 common shares were issued pursuant to the exercise of stock options. In addition, the Company exchanged 120,359 common shares for vested RSUs.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

December 31, 2012

(expressed in Canadian dollars)

Warrants

The Company issued 50,000 warrants to purchase stock at US$1.00 per share to a consultant on September 4, 2012. During the year ended December 31, 2012, the Company recorded $17,675 in non-cash warrant costs related to the services received.

Activity with respect to warrants is summarized as follows:

		Weighted-
		average
	Warrants	exercise price
	#	$

Outstanding, December 31, 2009	-	-
Granted	100,000	1.20

Outstanding, December 31, 2010	100,000	1.20

Outstanding, December 31, 2011	100,000	1.20
Granted	50,000	0.99

Outstanding, December 31, 2012	150,000	1.13

As of December 31, 2012, outstanding warrants are as follows:

		Weighted-
		average	Aggregate
Exercise		remaining	Intrinsic
price	Number	contractual	Value
$	of warrants	life (years)	$	Expiry

0.99	50,000	2.7	-	September 4, 2015
1.20	100,000	2.8	-	November 1, 2015

	150,000	2.8	-

Stock options

In 2005, the Company’s Board of Directors approved the adoption of the Company's stock option plan (the “Option Plan”). Eligible participants under the Option Plan include directors, officers, employees and consultants of the Company. Under the terms of the Option Plan, stock options generally vest with Option Plan participants as follows: 10% at the date of grant; 22% four and one-half months after grant; 22% nine months after grant; 22% thirteen and one-half months after grant; and, the balance of 24% eighteen months after the date of grant.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

December 31, 2012

(expressed in Canadian dollars)

Activity with respect to stock options is summarized as follows:

		Weighted-
		average
	Options	exercise price
	#	$

Outstanding, December 31, 2009	8,361,452	1.65
Granted	798,537	0.81
Exercised	(3,057,444)	1.15
Forfeited	(75,470)	0.84
Expired	(361,507)	2.06

Outstanding, December 31, 2010	5,665,568	1.79
Granted	3,162,098	2.05
Exercised	(1,677,432)	2.00
Forfeited	(241,332)	2.11
Expired	(495,000)	2.59

Outstanding, December 31, 2011	6,413,902	1.79
Granted	3,114,207	0.87
Exercised	(88,473)	0.85
Forfeited	(145,414)	1.99
Expired	(782,500)	3.25

Outstanding, December 31, 2012	8,511,722	1.32

The weighted average grant date fair value was $0.43 per stock option for the year ended December 31, 2012. The exercise price of a new grant is set at the closing price for the stock on the Toronto Stock Exchange (TSX) on the trading day immediately preceding the grant date so there is no intrinsic value as of the date of grant. The total fair value of options vested during 2012, 2011 and 2010 were $1.9 million, $1.8 million and $0.7 million, respectively.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

December 31, 2012

(expressed in Canadian dollars)

As of December 31, 2012, outstanding stock options are as follows:

	Options outstanding				Options exercisable
		Weighted-			Weighted-
		average	Aggregate		average	Aggregate
Exercise		remaining	Intrinsic		remaining	Intrinsic
price	Number	contractual	Value	Number	contractual	Value
$	of options	life (years)	$	of options	life (years)	$	Expiry

1.65	680,000	0.4	-	680,000	0.4	-	May 8, 2013
1.72	25,000	0.6	-	25,000	0.6	-	August 6, 2013
0.71	437,268	1.1	52,472	437,268	1.1	52,472	February 9, 2014
0.90	813,028	1.7	-	813,028	1.7	-	September 2, 2014
0.81	554,074	2.2	11,081	554,074	2.2	11,081	March 5, 2015
2.87	1,318,293	3.1	-	1,318,293	3.1	-	January 28, 2016
1.57	645,000	3.5	-	490,200	3.5	-	July 7, 2016
1.17	784,109	3.7	-	595,923	3.7	-	September 9, 2016
1.16	200,000	3.8	-	152,000	3.8	-	October 24, 2016
0.91	1,136,368	4.0	-	605,324	4.0	-	January 12, 2017
1.39	200,000	4.1	-	108,000	4.1	-	February 1, 2017
1.18	100,000	4.2	-	54,000	4.2	-	March 1, 2017
0.76	1,618,582	4.9	113,301	161,862	4.9	11,330	December 7, 2017

1.32	8,511,722	3.2	176,854	5,994,972	2.6	74,883

The aggregate intrinsic value of the options in the preceding table represents the total pre-tax intrinsic value for stock options with an exercise price less than the Company’s TSX closing stock price of $0.83 as of the last trading day in the year ended December 31, 2012, that would have been received by the option holders had they exercised their options as of that date. The total number of in-the-money stock options outstanding as of December 31, 2012 was 2,609,924. The total number of in-the-money stock options exercisable as of December 31, 2012 was 1,153,204.

Restricted Share Units (“RSUs”)

On June 24, 2010, the Company’s shareholders approved the adoption of the Company’s restricted share unit plan (the “RSU Plan”). Eligible participants under the RSU Plan include directors and employees of the Company. Under the terms of the RSU Plan, RSUs vest with participants as follows: 50% on the first anniversary of the date of the grant and 50% on the second anniversary of the date of the grant.

Activity with respect to RSUs is summarized as follows:

		Weighted
		Average Grant
	RSUs	Date Fair Value
	#	$

Unvested, December 31, 2010	-	-
Granted	355,662	2.87
Vested	-	-
Forfeited	(79,297)	2.87

Unvested, December 31, 2011	276,365	2.87
Granted	703,572	0.91
Vested	(136,789)	2.87
Forfeited	(16,723)	1.66

Unvested, December 31, 2012	826,425	1.53

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

December 31, 2012

(expressed in Canadian dollars)

As of December 31, 2012, outstanding RSUs are as follows:

		Weighted-
		average
	Number of	remaining	Aggregate
	unvested	amortization	Intrinsic
Grant Date	options	life (years)	Value

January 28, 2011	133,147	0.08	110,512
January 12, 2012	288,618	1.03	239,553
December 7, 2012	404,660	1.93	335,868

	826,425	1.32	685,933

Upon vesting, the holder of an RSU will receive one common share, for no additional consideration, for each RSU held.

Other Compensation Options

In the first years after the Company was formed, it provided compensation options to agents who referred investors to the Company. These options were exercised in 2005 through 2007 or have subsequently expired.

Share-Based Compensation Expense

Stock-based compensation expense was $2.4 million, $2.5 million and $0.7 million for 2012, 2011 and 2010, respectively.

As of December 31, 2012, there was approximately $0.8 million of total unrecognized compensation expense (net of estimated pre-vesting forfeitures) related to unvested share-based compensation arrangements granted under the Option Plan and $0.4 million under the RSU Plan. The expenses are expected to be recognized over a weighted-average period of 1.0 years and 1.5 years, respectively.

Cash received from stock options exercised during the years ended December 31, 2012, 2011 and 2010 was less than $0.1 million, $3.4 million and $3.5 million, respectively.

Total share-based compensation included in capitalized construction cost for the year and in total is less than $0.1 million.

Fair Value Calculations

The fair value of options granted and warrants authorized during the years ended December 31, 2012, 2011 and 2010 was determined using the Black-Scholes option pricing model. The fair value of RSUs granted was determined using the intrinsic value at the date of grant. The following assumptions were used in performing the valuations:

	2012	2011	2010

Expected warrant life (years)	1.50	0	2.75
Expected option life (years)	3.29 - 3.37	3.24 - 3.28	3.12 - 3.14
Expected volatility	63-78%	79-82%	81-82%
Risk-free interest rate	1.0-1.3%	1.3-1.9%	1.7-1.9%
Forfeiture rate (warrants)	0.0%	0.0%	0.0%
Forfeiture rate (options)	4.6-4.8%	4.4-5.1%	4.3%
Forfeiture rate (RSUs)	12.5-22.3%	5.0%	5.0%
Expected dividend rate	0%	0%	0%

The Company estimates expected volatility using daily historical trading data of the Company’s common shares, because this method is recognized as a valid method used to predict future volatility. The risk-free interest rates are determined by reference to Canadian Treasury Note constant maturities that approximate the expected option term. The Company has never paid dividends and currently has no plans to do so.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

December 31, 2012

(expressed in Canadian dollars)

Share-based compensation expense is recognized net of estimated pre-vesting forfeitures, which results in recognition of expense on options that are ultimately expected to vest over the expected option term. Forfeitures were estimated using actual historical forfeiture experience.

Although the estimated fair values of stock options are determined as outlined above, these estimates are based on assumptions regarding a number of complex and subjective variables, including the Company’s stock price volatility over the expected terms of the awards, estimates of the expected option terms, including actual and expected option exercise behaviors and estimates of pre-vesting forfeitures. Changes in any of these assumptions could materially affect the estimated value of stock options and, therefore the valuation methods used may not provide the same measure of fair value observed in a willing buyer/willing seller market transaction.

The fair value used for the RSUs issued in December 2012, January 2012 and January 2011 was $0.76, $0.91 and $2.87, respectively, per unit which was the closing price of the stock on the TSX as of the trading day immediately preceding the grant date.

14.	Income taxes

The Company has incurred net losses since inception.

The Company recorded no income tax provision or benefit during 2012.

A reconciliation of income taxes at the statutory Canadian income tax rate to net income taxes included in the accompanying statements of operations is as follows:

	Year	Year	Year
	ended	ended	Ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$

Loss before income taxes	(13,063,754)	(16,256,876)	(16,418,088)

Statutory rate	26.50%	28.3%	31.0%
Expected recovery of income tax	(3,461,895)	(4,592,531)	(5,089,607)
Effect of foreign tax rate differences	(1,053,489)	(1,282,168)	(885,716)
Non-deductable amounts	392,608	145,000	531,119
Effect of changes in enacted future rates	36,435	84,690	124,105
Effect of change in foreign exchange rates	680,060	(473,752)	973,249
Effect of stock based compensation	7,456	161,145	-
Change in valuation allowance and other	3,398,825	5,957,617	4,346,850

Recovery of future income taxes	-	-	-

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

December 31, 2012

(expressed in Canadian dollars)

Deferred tax assets and liabilities reflect the net tax effects of net operating losses, credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The components of the Company’s deferred tax assets and liabilities are as follows:

	Year	Year
	ended	ended
	December 31,	December 31,
	2012	2011
	$	$

Future income tax assets
Tax benefit of capitalized mineral property costs	14,516,000	13,068,000
Net operating loss carry forwards	24,433,000	21,630,000
Less: valuation allowance	(38,949,000)	(34,698,000)

	-	-

Future income tax liabilities
Asset basis differences	-	-

Net deferred tax asset (future income tax liability)	-	-

Based upon the level of historical taxable loss and projections of future taxable losses over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences and accordingly has established a full valuation allowance as of December 31, 2012 and 2011.

Future realization depends on the future earnings of the Company, if any, the timing and amount of which are uncertain as of December 31, 2012. In the future, should management conclude that it is more likely than not that the deferred tax assets are, in fact, at least in part, realizable; the valuation allowance would be reduced to the extent of such realization and recognized as a deferred income tax benefit in the Statements of Operations and Comprehensive Loss.

As of December 31, 2012, the Company had available total U.S. net operating loss carryforwards of approximately $54.4 million, which expire in the years 2017 through 2032. As of December 31, 2012, the Company had available total Canadian net operating loss carryforwards of approximately $22.0 million, which expire in the years 2014 through 2032.

The Company follows a comprehensive model for recognizing, measuring, presenting and disclosing uncertain tax positions taken or expected to be taken on a tax return. Tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

The Company currently has no uncertain tax positions and is therefore not reflecting any adjustments for such in their deferred tax assets.

There are open statutes of limitations for taxing authorities in federal and state jurisdictions to audit the Company’s tax returns for the years ended December 31, 2009, 2010 and 2011.

The Company’s policy is to account for income tax related interest and penalties in income tax expense in the accompanying Statements of Operations. There have been no income tax related interest or penalties assessed or recorded.

15.	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, amounts receivable, restricted cash, deposits, accounts payable and notes payable. The Company is exposed to risks related to changes in foreign currency exchange rates, interest rates and management of cash and cash equivalents and short-term investments. See the table in note 4 for the composition of the Company’s cash and cash equivalents and short-term investments.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

December 31, 2012

(expressed in Canadian dollars)

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments, deposits and restricted cash. These assets consist of Canadian dollar and U.S. dollar denominated guaranteed investment certificates, certificates of deposits, money market accounts and demand deposits. They bear interest at annual rates ranging from 0.25% to 1.8% and mature at various dates up to September 4, 2013. These instruments are maintained at financial institutions in Canada and the United States. Of the amount held on deposit, approximately $0.9 million is covered by the Canada Deposit Insurance Corporation, the Securities Investor Protection Corporation or the United States Federal Deposit Insurance Corporation. Another $5.2 million is guaranteed by a Canadian provincial government leaving approximately $15.2 million at risk at December 31, 2012 should the financial institutions with which these amounts are invested be rendered insolvent. The Company does not consider any of its financial assets to be impaired as of December 31, 2012.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.

As at December 31, 2012, the Company’s financial liabilities consisted of trade accounts payable and accrued trade and payroll liabilities of $2.5 million which are due within normal trade terms of generally 30 to 60 days. In addition, the Company has $0.1 million due within one year as the current portion of notes payable.

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company incurring a significant portion of its expenditures and a significant portion of its cash equivalents and short-term investments in U.S. dollars, and holding cash equivalents and short-term investments which earn interest.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are its cash equivalents, short-term investments, deposits and restricted cash. The Company’s objectives for managing its cash and cash equivalents are to maintain sufficient funds on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's financial institutions so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses financial institutions chosen by the Company for financial stability (measured by independent rating services and reviews of the entity’s financial statements, where appropriate) and approved by the Treasury and Investment Committee of the Board of Directors.

Currency risk

The Company incurs expenses and expenditures in Canada and the United States and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in Canadian and U.S. dollars. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At December 31, 2012, the Company had cash and cash equivalents, short-term investments, deposits and restricted cash of approximately US$7.5 million (US$18.9 million as at December 31, 2011) and had accounts payable, accrued liabilities and notes payable of US$2.8 million (US$0.9 million as at December 31, 2011) which were denominated in U.S. dollars.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net U.S. dollar denominated assets and liabilities at period end. This sensitivity analysis assumes that changes in market interest rates do not cause a change in foreign exchange rates. This sensitivity analysis shows that a change of +/- 10% in U.S. dollar foreign exchange rate would have a +/- $0.4 million impact on net loss for the year ended December 31, 2012. This impact is primarily as a result of the Company having cash and investment balances denominated in U.S. dollars and U.S. dollar denominated trade payables. The financial position of the Company may vary at the time that a change in exchange rates occurs causing the impact on the Company’s results to differ from that shown above.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

December 31, 2012

(expressed in Canadian dollars)

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis assumes that changes in market foreign exchange rates do not cause a change in interest rates. This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $0.2 million impact on net loss for the year ended December 31, 2012. This impact is primarily as a result of the Company having cash and short-term investments invested in interest bearing accounts. The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ from that shown above.

16.	Segmented information

The Company’s operations comprise one reportable segment being the exploration and development of uranium resource properties. The Company operates in the United States and Canada. Non-current assets segmented by geographic area are as follows:

	As of December 31, 2012
	United States	Canada	Total
	$	$	$

Restricted Cash	2,047,816	-	2,047,816
Mineral properties	32,873,978	523,667	33,397,645
Capital assets	16,193,033	-	16,193,033
Investments	2,623,553	-	2,623,553
Deposits	1,326,208	-	1,326,208

	55,064,588	523,667	55,588,255

	As of December 31, 2011
	United States	Canada	Total
	$	$	$

Restricted Cash	3,518,347	-	3,518,347
Mineral properties	31,583,674	523,667	32,107,341
Capital assets	3,534,309	-	3,534,309
Investment	2,654,673	-	2,654,673

	41,291,003	523,667	41,814,670

17.	Commitments

Under the terms of operating leases for office premises in Littleton, Colorado and in Casper, Wyoming the Company is committed to minimum annual lease payments as follows:

Lease Commitments:

Year ended December 31,	Amount
$
2013	202,562
2014	191,168
2015	199,552
2016	199,552
2017	99,776
2018 and thereafter	-

892,610

Rent expense under these agreements was $0.3 million, $0.3 million and $0.3 million for the years ended December 31, 2012, 2011 and 2010, respectively.

In 2012, the Company entered into two construction contracts with Groathouse Construction, Inc. for the construction of a road through the Lost Creek property and the processing plant at the Lost Creek project. The contracts are for US$1.3 million and US$11.9 million, respectively, of which US$1.3 million and US$1.0 million, respectively, had been completed as of December 31, 2012. A total of US$2.0 million had been billed on both contracts through December 31, 2012 of which US$1.5 million was paid in 2012. The road construction is substantially complete while the plant construction is scheduled to be completed by summer 2013.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

December 31, 2012

(expressed in Canadian dollars)

As discussed in note 9, the Company executed a Share Purchase Agreement (“SPA”) to acquire Pathfinder. The transaction calls for the purchase of all issued and outstanding shares of Pathfinder from its sole shareholder, COGEMA Resources, Inc., an AREVA Mining affiliate, for US$13,250,000. The initial payment of US$1,325,000 was made upon execution of the SPA and will be held in escrow pending the approval by the Nuclear Regulatory Commission (“NRC”) for the change of control of an NRC License for the Shirley Basin mine site owned by Pathfinder and receipt of other required governmental approvals. The balance of $11,925,000 will be due at closing.

The Company has agreed to a Contingency and Development Agreement with Sweetwater County for the improvement of a county road servicing the Lost Creek facility.  Following all required final agency approvals, anticipated first half 2013, the Company’s portion of the cost will be $166,667 and will be due after the work is completed, also anticipated to be in 2013.

18.	Contingency

On November 8 2012, a Wyoming-based group filed a petition in the U.S. District Court for Wyoming against the U.S. Department of Interior, Bureau of Land Management (“BLM”) for the review of the BLM’s Record of Decision (“ROD”) on the Lost Creek Project.  Later in November, the petitioner made a motion to the Court for preliminary injunction, asking to have construction at Lost Creek halted pending the outcome of the Court’s review of the BLM ROD.  The BLM has opposed the motion for preliminary injunction.  The Company and the State of Wyoming requested the Court’s permission to intervene in the litigation as party-respondents.  The Court permitted the intervention, after which the Company and the State both filed briefs in early January 2013 opposing the motion for injunctive relief. While the Company awaits the Court’s determination of the motion, the construction at Lost Creek continues.

If an injunction were to be granted on the petitioner’s motion, the construction of the mine would be delayed as would the commencement of production. This would have an adverse impact on the profitability and liquidity of the Company and, potentially, the recoverability of the Company’s investment in the mine.

Insofar as the review in this litigation of the BLM Record of Decision, it can be noted that filings such as this following a federal agency decision are common practice in today’s legal landscape.  The Company believes that the BLM completed a very thorough review in compliance with its obligations which should withstand the review.   As with any litigation, however, the results cannot be predicted with absolute certainty.

19.	Subsequent events

The Company increased its surety bond on the Lost Creek project to $8.9 million in January 2013.

Page 22